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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4  )*
                                           ----

Travel Ports of America, Inc. (Formerly Roadway Plazas, Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)

Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

894   167   105   000
--------------------------------------------------------------------------------
                                (CUSIP Number)

Dennis J. McGillicuddy, 5111 Ocean Blvd., Sarasota, FL 34242     (941) 349-2770
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

December 28, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1, check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 894  167  105  000
         ---------------------

  (1)     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Phoenix Associates III
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) -----------------------------------------------------------------

          (b) -----------------------------------------------------------------


  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                      [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.00%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
          ---------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory ( see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)      The 3rd row is for SEC internal use; please leave blank.

CUSIP NO. 894 167 105 000

ITEM 1 - SECURITY AND ISSUER

This amendment No. 4 ("Amendment No. 4") relates to the shares of Common Stock, $0.01 par value, of Travel Ports of America, Inc. (Formerly Roadway Plazas, Inc.) a New York corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3495 Winton Place, Building C, Rochester, NY 14623. Amendment No. 4 amends and supplements the Statement on Schedule D dated April 26, 1991, (as so amended, The "Statement"). Amendment No. 1 dated December 24, 1991, Amendment No. 2 dated February 14, 1994 and Amendment No. 3 dated March 27, 1995.

ITEM 2 - IDENTITY AND BACKGROUND

This statement is filed on behalf of Phoenix Associates II, a general partnership organized under the laws of the State of Ohio, whose partners are Barry Silverstein ("Silverstein"), Dennis J. McGillicuddy ("McGillicuddy") and
D. Stevens McVoy ("McVoy"), whose principal business is investments, with offices at, 700 Ackerman Road, Columbus, OH 43201. No person listed above has, within the past five years, been convicted in a criminal proceeding or become subject to a civil judgement regarding violations of federal or state securities laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 28, 1998, Phoenix Associates III distributed to its partners all shares of the Issuer it owned as follows:


                                                         Shares     %
                                                         ------    ---
     Silverstein Investments Limited Partnership         351,238   5.4%
     McGillicuddy Investments Limited Partnership        117,079   1.8%
     D. Stevens McVoy, Columbus, OH                       52,035   0.8%
                                                         -------   ---

                   Total Shares Transferred              520,322
                                                         =======

A Schedule 13D is being filed by Silverstein Investments Limited Partnership because it acquired a 5.4% interest in the Issuer as a result of this distribution, based upon 6,537,267 shares outstanding at December 15, 1998.

ITEM 4 - PURPOSE OF TRANSACTION

The transaction was designed to distribute various properties of the partnership to the partners.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

As of December 28, 1998, Phoenix Associates III had distributed all its shares of the Issuer.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Phoenix Associates III has not entered into any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

NONE

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   1/5/99
      ---------------


                                                  PHOENIX ASSOCIATES III


                                                  By:   BARRY SILVERSTEIN
                                                     --------------------------
                                                     Barry Silverstein
                                                     General Partner